Exhibit 12.1

PIONEER SOUTHWEST ENERGY PARTNERS L.P.

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Pioneer Southwest Energy Partners L.P. (a)
	Year Ended December 31,					Six Months Ended June 30,	Six Months Ended June 30,
	2007	2008	2009	2010	2011	2011	2012
Income from continuing operations before income taxes	$87,436	$121,102	$26,367	$106,878	$124,154	$40,610	$79,770
Adjustments:
Add fixed charges:
Interest expense	—	621	1,160	1,543	1,605	793	818

Total fixed charges	—	621	1,160	1,543	1,605	793	818

Adjusted earnings	$87,436	$121,723	$27,527	$108,421	$125,759	$41,403	$80,588

Ratio of earnings to fixed charges (b)	(c)	196.01	23.73	70.27	78.35	52.21	98.52

(a)	Pioneer Southwest Energy Partners L.P. together with its subsidiaries (the “Partnership”) acquired its oil and gas property interests through transactions consummated on May 6, 2008 (the “2008 IPO Acquisitions”) and on August 31, 2009 (the “2009 Acquisition”). For periods prior to the Partnership’s acquisition of the oil and gas property interests (prior to May 6, 2008 in the case of the 2008 IPO Acquisitions and prior to August 31, 2009 in the case of the 2009 Acquisition), these ratios were calculated from amounts that include Partnership predecessor attributes.

(b)	The ratio has been computed by dividing earnings by fixed charges. For purposes of computing the ratio:

-	earnings consist of income from continuing operations before income taxes and cumulative effect of change in accounting principle plus fixed charges (neither the Partnership nor its predecessor had equity investees or noncontrolling interests in subsidiaries during the periods presented); and

-	fixed charges consist of interest expense (neither the Partnership nor its predecessor had capitalized interest or rental expense during the periods presented).

(c)	The ratio of earnings to fixed charges is not applicable to periods prior to 2008, as the Partnership’s predecessor did not incur any fixed charges.